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                         May 31, 2023

       Konrad Dabrowski
       Chief Financial Officer
       Innovative Eyewear, Inc.
       11900 Biscayne Blvd., Suite 630
       North Miami, Florida, 33181

                                                        Re: Innovative Eyewear,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed May 26, 2023
                                                            File No. 333-272240

       Dear Konrad Dabrowski:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Conlon
Danberg at 202-551-4466 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Industrial Applications and

                         Services
       cc:                                              Sarah E. Williams, Esq.